UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company)

HUTTIG BUILDING PRODUCTS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

448451104

(CUSIP Number of Class of Securities)

Philip Keipp

Vice President and Chief Financial Officer

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, Missouri 63141

(314) 216-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Craig A. Roeder

Piotr Korzynski

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

(312) 861-3730

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following communication relating to transactions contemplated by the Agreement and Plan of Merger, dated as of March 20, 2022, among Woodgrain Inc., an Oregon corporation (“Woodgrain”), HBP Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Woodgrain (“Merger Sub”), and Huttig Building Products, Inc. (the “Company”):

(i) On March 22, 2022, the Company provided the communication attached hereto as Exhibit 99.1 to its employees.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 related to the Company’s management’s expectations about future conditions, including statements regarding the proposed transaction with Woodgrain, including the expected timing, completion and effects of the transaction. In some cases, forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “may,” “will be,” “will continue,” “will likely result” and similar expressions. Actual business, market or other conditions may differ materially from management’s expectations and, accordingly, may affect the Company’s sales and profitability, liquidity and future value. Any forward-looking statements represent management’s views only as of today and should not be relied upon as representing management’s views as of any subsequent date, and the Company undertakes no obligation to update any forward-looking statement.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the proposed transaction to be completed are the following: the failure to obtain the necessary minimum tender of shares of the Company’s Common Stock; the failure to obtain necessary regulatory or other governmental approvals for the proposed transaction, or if obtained, the possibility of being subjected to conditions that could result in a material delay in, or the abandonment of, the proposed transaction or otherwise have an adverse effect on the Company; continued availability of financing or alternatives for the financing provided in the Woodgrain debt commitment letter; the failure to satisfy required closing conditions; the risk that the proposed transaction may not be completed in a timely manner or at all; the effect of restrictions placed on the Company and its subsidiaries’ ability to operate their businesses under the Merger Agreement between the Company and Woodgrain, including the Company’s ability to pursue alternatives to the proposed transaction; the risk of disruption resulting from the proposed transaction, including the diversion of the Company management’s attention from ongoing business operations; the effect the announcement of the proposed transaction on the Company’s ability to retain and hire key employees; the effect of the announcement of the proposed transaction on the Company’s business relationships, operating results and businesses generally; the outcome of any legal proceedings that may be instituted against the Company related to the proposed transaction; the amount of the costs, fees and expenses related to the proposed transaction; and the occurrence of any event giving rise to the right of a party to terminate the Merger Agreement.

Information describing other risks and uncertainties affecting the Company that could cause actual results to differ materially from those in forward-looking statements may be found in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, but not limited to, the “Risk Factors” in the Company’s most recent Annual Report on Form 10-K.

Notice to Investors and Security Holders

This communication relates to a tender offer (the “Offer”) and merger involving the Company and Woodgrain. The Offer has not yet commenced. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the tender offer materials or any other documents that Woodgrain or the Company may file with the SEC or send to the Company’s stockholders in connection with the Offer. The solicitation and offer to buy shares of the Company’s Common Stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Woodgrain and Merger Sub will file a tender offer statement on Schedule TO and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES OF COMPANY COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK. Company investors and security holders will be able to obtain the tender offer materials and any other documents filed with the SEC, when available, free of charge at the SEC’s web site, www.sec.gov, and, to the extent filed by the Company with the SEC, the Company’s website, www.huttig.com, or by a request in writing to the Company at 555 Maryville University Drive, Suite 400, St. Louis, Missouri 63141, Attention: Corporate Secretary. In addition, copies of the tender offer materials filed with the SEC by Woodgrain and Merger Sub can be obtained, when filed, free of charge by directing a request to the Information Agent for the Offer, which will be named in the Schedule TO.